

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via e-mail:
Mr. Michael Brachfeld
Chief Financial Officer
usell.com, Inc.
245 North Ocean Blvd.
Suite 306
Deerfield Beach, FL 33441

> **Re:** **usell.com, Inc. (formerly known as Upstream Worldwide, Inc.)**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the quarter ended June 30, 2012**
> **Filed August 13, 2012**
> **File No. 0-50494**

Dear Mr. Brachfeld:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarters ended June 30, 2012

Financial Statements, page 3

Note 2 – Significant Accounting Policies, page 7

Cash, page 8

1. Please tell us and disclose whether your cash balance includes short-term, highly liquid investments that are (a) readily convertible to known amounts of cash and (b) so near

maturity that they present little interest rate risk, defined as investments with original maturities of three months or less.

Revenue Recognition, page 9

2. In regards to Consumer Electronics Referrals, please explain and disclose, here and elsewhere, how you and your "partners" determine the fee for providing them with customers. Also, if the fee structure is different for each major customer, please explain each structure.

Note 6 – Stockholders' Equity (Deficit), page 14

Convertible Series A Preferred Stock, page 14

3. We note that in December 2011 and in January 2012 you issued a total of 7,006,000 shares of 2011 Series A PS. We also note that as a result of the June 8, 2012 reverse split, 5,356,000 shares of your 2011 Series A PS were automatically converted into 26,780,000 shares of your common stock. As a result, it appears that as of June 30, 2012 you had a total of 1,650,000 shares of your Series A PS outstanding. Tell us what you mean by "we recorded a loss of $4,322,947 during the second quarter of 2012, representing the net change in the fair value of the derivative liability pertaining to the 2011 Series A PS from the date of conversion through June 30, 2012".   In this regard, please note that at the conversion date of a convertible instrument, the derivative liability that resulted from the bifurcation of the convertible feature no longer exists. Also, tell us whether the $4,322,947 loss relates to the change in the fair value of the 1,650,000 Series A PF shares that were not converted in connection with the reverse split. Tell us, and justify, the fair value of the common stock you used in your Black-Scholes option pricing model to calculate the $4,322,947 loss.

Common Stock, page 17

4. We note that you issued fully vested shares of common stock to your Co-Chairman and contractors. We also note on page 17 that you recorded the fair value of the shares issued to the Co-Chairman and the contractor as a prepaid expense and are amortizing the expense over the expected remaining service term. Considering that the shares are fully vested, tell us how you considered ASC 505-50 and ASC 718 in your accounting.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 21

5. Although you offer a brief explanation elsewhere, in your Company Overview section please provide a detailed discussion of the changes in your business model since the

company's inception and their underlying reasons. Also, provide a quantitative overview of how and why revenues and corresponding costs have plunged since your inception.

Results of Operations, page 22

6. Please expand/revise your discussion under results of operations for all periods to provide a more robust explanation for the changes in line items within your statements of income.
    a. For example, provide a more detailed discussion about what you mean when you state that revenue "demonstrates a strong correlation to our level of spending on advertising and marketing."
    b. Describe how you earn revenues "by earning fees for providing [y]our partners with customers." Furthermore, you may consider quantifying by providing the number of referrals that were made during the period.
    c. Furthermore, you may want to consider expanding disclosures on your business model and detail how you expect to generate revenue by providing small consumer electronic customers to your partners that comprises the majority of our revenue in 2012.
    This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

7. We note on page 7 that you stopped offering to purchase precious metals in the United Kingdom and European markets during the fourth quarter of 2010 and in Canada and in the United States in early 2011. We also note that by mid-2011, you further adapted your business strategy and stopped offering to purchase cellular phones directly although continued to service packs coming in from prior precious and cellular advertising campaigns. In view of the change in business model, please expand your discussion of the operating results to quantify separately revenues generated from the sale of precious metals, cellular phones and from the fees generated from customer electronics referrals.

8. We note the significant other expense for the six months ended June 30, 2012 resulting from the change in the market value of the derivative liability pertaining to your 2011 Series A preferred stock. Please expand your discussion to address the reasons behind this change in market value. Such discussion should clarify the reasons for management's decision to offer price protection and the impact on any future capital raising.

Liquidity and Capital Resources, page 23

9. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.

10. As you must provide disclosure regarding your historical financing arrangements and their importance to cash flows, please discuss and analyze the sale of convertible preferred stock during 2011 and 2012 and address the effects of dilutive issuances on the company's liquidity, capital resources and results of operations.

11. In order for readers to identify known material cash requirements, you should consider and disclose whether the following information would have a material impact on liquidity (discussion of immaterial matters, and especially generic disclosure or boilerplate, should be avoided):
    - funds necessary to maintain current operations, complete projects underway and achieve stated objective or plans;
    - commitments for capital or other expenditures;
    - the reasonably likely exposure to future cash requirements associated with known trends or uncertainties; and
    - an indication of the time periods in which resolution of the uncertainties is anticipated.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Brachfeld
usell.com, Inc.
October 18, 2012
Page 5

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director